SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the Month of DECEMBER 2005
TMM Group, Inc.
(Translation of registrant’s name into English)
Av. de la Cúspide No.4755, Colonia Parques del Pedregal, Delegación Tlalpan,
México City, D.F., C.P. 14010 México
(Address of principal executive offices)
Indicate by check mark whether the Registrant files
or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F ☒ Form 40-F ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes ☐ No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TMM, S.A.
	By:	/s/ Juan Fernández Galeazzi
Juan Fernández Galeazzi
Date: December 15, 2005		Director Finance and Treasurer

This Form 6-K and the exhibit attached hereto are hereby incorporated by reference into the Registration Statement on Form F-3, Number 333-90710.
Exhibit Index
EXHIBIT 99.1:     Press Release dated December 15, 2005. GRUPO TMM ANNOUNCES IT HAS LAUNCHED A CASH TENDER OFFER TO PURCHASE UP TO $331,018,794 PRINCIPAL AMOUNT OF OUTSTANDING SENIOR SECURED NOTES DUE 2007, PLUS ACCRUED AND UNPAID INTEREST